

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 31, 2010

Chen Yu
President and Director
China Real Estate Acquisition Corp.
27th Floor, Profit Plaza
No. 76 West HuangPu Road
Guangzhou, PRC 510000

       Re: **China Real Estate Acquisition Corp.**
                Registration Statement on Form 10-12G
                Filed December 2, 2009, as amended
                File No. 000-53842

Dear Mr. Yu:

      We have completed our review of your Form 10-12G and have no further comments at this time.

                         Sincerely,

                         /s/ Paul Fischer

                         for Larry Spirgel
                         Assistant Director

cc: <u>by facsimile to (212) 997-4242</u>
        David N. Feldman
        (Feldman LLP)